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EMAIL:  ACRAWFORD@OLSHANLAW.COM
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June 10, 2016

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Chico’s FAS, Inc. (“Chico’s” or the “Company”)
Soliciting Materials filed pursuant to Rule 14a-12
Filed on June 2, 2016 by Barington Capital Group, L.P., et al. (the “Soliciting Material”)
File No. 001-16435

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 9, 2016 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Barington Capital Group, L.P., and the other members of the Barington Group (collectively, “Barington”), and provide the following responses on Barington’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Soliciting Materials filed pursuant to Rule 14a-12 on June 2, 2016

1.	We reissue prior comment 3. Please provide us supplementally your calculations using the information previously included in the footnote to your disclosure.

Barington acknowledges the Staff’s comment and restates the Commission’s prior comment 3 in full below:

We note your disclosure that you believe the company’s common stock “could be worth $25 to $27 per share in three years if measures are implemented.” The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders’ understanding of the basis for and limitations of the valuation information. Please provide us support for your assertion. Also, if you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make its inclusion unreasonable.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 10, 2016

On a supplemental basis, attached as Exhibit A are Barington’s calculations of the possible $25 to $27 per share valuation for Chico’s stock in three years.  These calculations are based on the assumptions disclosed in Footnote Number 3 to the Solicitation Material, which include the following: (i) the Company reduces its marketing and corporate overhead by a total of approximately $100 million by 2018; (ii) the Company expands its Soma store base to 413 stores by 2018 from the current 287 stores and that Chico’s and White House Black Market maintain their current store counts; (iii)  the Company achieves comparable store sales growth of 3% per year at Soma in 2017E and 2018E and comparable store sales growth of 2% per year at Chico’s and White House Black Market in 2017E and 2018E; and (iv) the use of about $500 million of free cash flow generated cumulatively during 2016E to 2018E to repurchase shares at an average price of approximately $17 per share.  Barington’s analysis shows that the Company will generate earnings per share (EPS) of $1.77 per share in 2019.  Assuming a 14x to 15x P/E multiple (a 13-19% discount to the S&P Forward P/E multiple as of May 31, 2016), the Company’s shares could be worth $25 to $27 per share in three years, as reflected in Exhibit A.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	Jared Landaw, Barington Capital Group, L.P.
Steve Wolosky, Olshan Frome Wolosky LLP

Exhibit A

Chico's Projected Income Statement

($000s, except share data or otherwise noted)

	2016E	2017E	2018E	2019E
Chico's				
Number of Stores	725	725	725	725
Comparable Store Growth	-3.0%	2.0%	2.0%	2.0%
Total Sales	$1,310,316	$1,336,523	$1,363,253	$1,390,518
White House Black Market				
Number of Stores	506	506	506	506
Comparable Store Growth	-3.0%	0.0%	0.0%	0.0%
Total Sales	$841,616	$858,449	$875,617	$893,130
Soma				
Number of Stores	315	362	413	471
Comparable Store Growth	0.5%	3.0%	3.0%	3.0%
Total Sales	$353,745	$410,336	$483,782	$568,057
Total Companywide Sales	**$2,505,677**	**$2,605,307**	**$2,722,652**	**$2,851,705**
EBITDA	**$261,247**	**$333,398**	**$391,957**	**$411,926**
% margin	*10.4%*	*12.8%*	*14.4%*	*14.4%*
D&A	$125,000	$125,000	$125,000	$125,000
EBIT	**$136,247**	**$208,398**	**$266,957**	**$286,926**
Interest Expense	($1,839)	($1,800)	($1,800)	($1,800)
Pre-Tax Income	**$134,408**	**$206,598**	**$265,157**	**$285,126**
Tax at 37.5%	($50,403)	($77,474)	($99,434)	($106,922)
Net Profit	**$84,005**	**$129,124**	**$165,723**	**$178,204**
Average Shares Outstanding (000s)	127,506	117,583	108,393	100,626
EPS	**$0.66**	**$1.10**	**$1.53**	**$1.77**

Share Buyback Analysis - Assuming 100% of FCF Used

	2016E	2017E	2018E	2019E
EBITDA	$261,247	$333,398	$391,957	$411,926
Capex	($80,000)	($92,059)	($95,270)	($101,213)
Taxes	($50,403)	($77,474)	($99,434)	($106,922)
Free Cash Flow	**$130,844**	**$163,865**	**$197,253**	**$203,790**
Average Repurchase Price	$ 12.64	$ 16.81	$ 22.36	$ 29.74
Total Shares Repurchased (000s)	10,351	9,747	8,822	6,853
Ending Shares Outstanding (000s)	122,403	112,763	104,022	97,230

2018E Valuation Analysis

Forward PE Multiple Range (x)	14.00x	15.00x
2019E EPS	$1.77	1.77
Implied Price Per Share	**$25**	**$27**
Upside	*128.5%*	*144.8%*

Source: Barington Analysis